SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Banco Bilbao Vizcaya Argentaria, S.A.

(Name of Issuer)

Ordinary Shares, nominal value € 0.49 per share

(Title of Class of Securities)

05959110

(CUSIP Number)

July 24, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	05959110

1) Name of Reporting Person	Mr. Manuel Jove Capellán

S.S. or I.R.S. Identification No. of Above Person

2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3) SEC Use Only

4) Citizenship or Place of Organization	Spain

Number of Shares Beneficially Owned by Each Reporting Person With:
	5)	Sole Voting Power	-0-

	6)	Shared Voting Power	160,934,820

	7)	Sole Dispositive Power	-0-

	8)	Shared Dispositive Power	160,934,820

9) Aggregate Amount Beneficially Owned by Each Reporting Person	160,934,820

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11) Percent of Class Represented by Amount in Row 9	2.99%*

12) Type of Reporting Person	IN

*	Based on 5,382,108,140 ordinary shares issued as set forth in the Issuer’s quarterly report filed on Form 6-K with the Securities and Exchange Commission on August 1, 2012.

CUSIP No.	05959110

1) Name of Reporting Person	Inveravante Inversiones Universales, S.L.

S.S. or I.R.S. Identification No. of Above Person

2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3) SEC Use Only

4) Citizenship or Place of Organization	Spain

Number of Shares Beneficially Owned by Each Reporting Person With:
	5)	Sole Voting Power	-0-

	6)	Shared Voting Power	160,934,820

	7)	Sole Dispositive Power	-0-

	8)	Shared Dispositive Power	160,934,820

9) Aggregate Amount Beneficially Owned by Each Reporting Person	160,934,820

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11) Percent of Class Represented by Amount in Row 9	2.99%	*

12) Type of Reporting Person	OO

*	Based on 5,382,108,140 ordinary shares issued as set forth in the Issuer’s quarterly report filed on Form 6-K with the Securities and Exchange Commission on August 1, 2012.

Item 1(a).	Name of Issuer:

Banco Bilbao Vizcaya Argentaria, S.A. ( “BBVA” )

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Plaza de San Nicolas 4 48005 Bilbao, Spain

Item 2(a).	Name of Person(s) Filing:

(1) Mr. Manuel Jove Capellán
(2) Inveravante Inversiones Universales, S.L., f/k/a IAGA Gestión de Inversiones, S.L. (“Inveravante”)

Mr. Manuel Jove Capellán owns 99.95% of Inveravante.

Item 2(b).	Address of Principal Business Office:

(1) Avenida Linares Rivas, No. 1, Bajo - Entreplanta
15005 A Coruña
Spain

(2) Avenida Linares Rivas, No. 1, Bajo - Entreplanta
15005 A Coruña
Spain

Item 2(c).	Citizenship or Place of Organization:

(1) Citizen of Spain.
(2) Limited liability company organized under the laws of Spain.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, nominal value € 0.49 per share

Item 2(e).	CUSIP Number:

05959110

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ A broker or dealer under Section 15 of the 1934 Act
(b) ☐ A bank as defined in Section 3(a)(6) of the 1934 Act
(c) ☐ An insurance company as defined in Section 3(a) (19) of the 1934 Act
(d) ☐ An investment company registered under Section 8 of the Investment Company Act of 1940
(e) ☐ An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E)
(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i) ☐ A church plan that is excluded from the definition of investment Company under Section 3(c)(14) of the Investment Company Act of 1940

(j) ☐ A group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See Item 9 of cover pages.

(b)	Percent of Class:

See Item 11 of cover pages.

(c)	Number of shares as to which the person has:

(i) sole power to vote or to direct the vote

(ii) shared power to vote or to direct the vote

(iii) sole power to dispose or to direct the disposition

(iv) shared power to dispose or to direct the disposition

See Items 5-8 of cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒ .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

☐	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

☒	By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2012

Mr. Manuel Jove Capellán

By:	/s/ Mr. Manuel Jove Capellán

Name: Mr. Manuel Jove Capellán
Title: Authorized Signatory

Inveravante Inversiones Universales, S.L.

By:	/s/ Mr. Manuel Jove Capellán

Name: Mr. Manuel Jove Capellán
Title: Authorized Signatory

EXHIBIT A - JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) (1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: August 3, 2012

Mr. Manuel Jove Capellán

By:	/s/ Mr. Manuel Jove Capellán

Name: Mr. Manuel Jove Capellán
Title: Authorized Signatory

Inveravante Inversiones Universales, S.L..

By:	/s/ Mr. Manuel Jove Capellán

Name: Mr. Manuel Jove Capellán
Title: Authorized Signatory